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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 FEB -3 AM 7:21

Santos

04012585

SUPPL

Date: Wed 28 Jan 2004 11:50:14 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Subject: Santos Weekly Drilling Summary w/e 29 January 2004

Number of pages (incl. cover sheet):2

dw 2/4

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Week Ending 29th January 2004

Wildcat Exploration Wells

Jeruk 1

Type	Exploration	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 35km WSW of the Oyong Field and some 40km SE of Surabaya.	
Status at 1500hrs 28/01/04 (Jakarta Time)	Circulating and conditioning well prior to running intermediate casing. The current depth is 4690m with no progress for the week.	
Planned Total Depth	5172m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Torres 1

Type	Gas Exploration	
Location	Texas, USA West Mercedes Prospect, Hidalgo County.	
Status at 0600hrs 28/01/04 (Houston Time)	Pressure testing surface equipment prior to drilling ahead. The current depth is 3188m with 20m progress for the week.	
Planned Total Depth	4176m	
Interest	Santos Group	25.0% WI
Operator	Suemaur Group	

Hebe 1

Type	Gas Exploration	
Location	QLD, Cooper Basin ATP 259P (Former Aquitaine A Block), 7.3km ESE of Vega 1, 8.8km E of Baryulah East 1 and some 42km S of the Ballera Gas Centre.	
Status at 0600hrs 29/01/04	Hebe 1 has been cased and suspended pending completion as a future Permian Gas Producer. The well reached a total depth of 2550m with no progress for the week. The rig was released on 22/01/04 and is moving to Big Lake 76, a Gas Development Well in PPL 16.	
Planned Total Depth	2521m	
Interest	Santos Group	83.2625%
	Delhi	0%*
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
	* - Delhi elected not to participate	
Operator	Santos Group	

Corsair 1

Type	Gas Exploration	
Location	QLD, Cooper Basin ATP 259P (Former Naccowlah Block), 1.2km ENE of Roti West 1, 3.0km NNW of Roti 1 and some 40km E of the Ballera Gas Centre.	
Status at 0600hrs 29/01/04	Corsair 1 has been plugged and abandoned having failed to intersect economic hydrocarbons. The well reached a total depth of 2612m with 74m progress for the week. The rig was released on 27/01/04, and is currently moving to Challum 26, a Gas Development Well in PL 59.	
Planned Total Depth	2675m	
Interest	Santos Group	83.2625%
	Delhi	0%*
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
	* - Delhi elected not to participate	
Operator	Santos Group	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 29th January, 2004 Santos Limited also participated in 3 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com